Exhibit 99.1

Corporate Headquarters
For Immediate Release		40W267 Keslinger Road
For Details Contact:		PO Box 393
Edward J. Richardson	Kathleen S. Dvorak	LaFox, IL 60147-0393
Chairman and CEO	EVP & CFO	USA
Phone: (630) 208-2340	(630) 208-2208	Phone: (630) 208-2200
E-mail: info@rell.com		Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS THIRD QUARTER FISCAL 2012

RESULTS AND DECLARES CASH DIVIDEND

LaFox, IL, April 11, 2012: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported sales and earnings for its third quarter ended March 3, 2012. The Company also announced that its Board of Directors declared a $0.05 quarterly cash dividend.

Net sales for the third quarter of Fiscal 2012 were $38.3 million, down 3.3% from net sales of $39.7 million during the third quarter of last year. Gross profit for the third quarter of Fiscal 2012 was $11.3 million, or 29.5% of net sales, compared to $11.6 million, or 29.1% of net sales, during the third quarter of Fiscal 2011. SG&A expenses for the third quarter of Fiscal 2012 were $9.5 million, or 24.7% of net sales, compared to $10.7 million, or 27.1% of net sales, during the third quarter of Fiscal 2011.

Operating income during the third quarter of fiscal 2012 was $1.8 million, or 4.8% of net sales, compared to operating income of $0.8 million, or 2.1% of net sales, during the third quarter of last year.

Income from continuing operations for the third quarter of Fiscal 2012 was $1.6 million, or $0.09 per diluted common share, compared to income from continuing operations of $0.2 million, or $0.01 per diluted common share during the third quarter of last year.

FINANCIAL SUMMARY — THREE MONTHS ENDED MARCH 3, 2012

•	Net sales for the third quarter of fiscal 2012 were $38.3 million, down 3.3%, compared to net sales of $39.7 million during the third quarter of last year.

•	Gross margin as a percentage of net sales increased to 29.5% during the third quarter of fiscal 2012 compared to 29.1% during the third quarter of last year.

•	SG&A expenses during the third quarter of fiscal 2012 were $9.5 million, or 24.7% of net sales, compared to $10.7 million, or 27.1% of net sales, during the third quarter of last year.

•

Operating income during the third quarter of fiscal 2012 was $1.8 million, or 4.8% of net sales, compared to operating income of $0.8 million, or 2.1% of net sales, during the third quarter of last year.

•	Income from continuing operations during the third quarter of fiscal 2012 was $1.6 million, compared to income from continuing operations of $0.2 million during the third quarter of last year.

•

Loss from discontinued operations, net of tax, was $0.3 million during the third quarter of fiscal 2012 compared to income from discontinued operations, net of tax, of $8.0 million during the third quarter of last year.

•

Net income during the third quarter of fiscal 2012 was $1.3 million, or $0.08 per diluted common share, compared to net income of $8.2 million, or $0.44 per diluted common share, during the third quarter of last year.

FINANCIAL SUMMARY — NINE MONTHS ENDED MARCH 3, 2012

•	Net sales for the first nine months of fiscal 2012 were $119.0 million, up 0.7%, compared to net sales of $118.1 million during the first nine months of last year.

•	Gross margin as a percentage of net sales increased to 30.0% during the first nine months of fiscal 2012, compared to 29.4% during the first nine months of last year.

•	SG&A expenses during the first nine months of fiscal 2012 were $30.2 million, or 25.4% of net sales, compared to $32.5 million, or 27.5% of net sales, during the first nine months of last year.

•

Operating income during the first nine months of fiscal 2012 was $5.6 million, or 4.7% of net sales, compared to operating income of $2.3 million, or 1.9% of net sales, during the first nine months of last year.

•	Income from continuing operations during the first nine months of fiscal 2012 was $4.2 million, compared to income from continuing operations of $0.9 million during the first nine months of last year.

•	Income from discontinued operations, net of tax, was $1.6 million, during the first nine months of fiscal 2012, compared to $23.2 million during the first nine months of last year.

•

Net income during the first nine months of fiscal 2012 was $5.8 million, or $0.34 per diluted common share, compared to net income of $24.1 million, or $1.33 per diluted common share, during the first nine months of last year.

CASH USED FOR SHARE REPURCHASES

“Total cash and investments at the end of the third quarter was $169.2 million. We used $13.1 million in cash to repurchase 1.0 million shares during the first nine months of fiscal 2012. As of today, we have repurchased 1.8 million shares using $24 million of our $50 million share repurchase authorization. With our strong balance sheet, we are committed to returning value to our shareholders through a combination of cash dividends, continued share repurchases and investments in our strategic initiatives,” said Edward J. Richardson, Chairman, Chief Executive Officer and President.

Share repurchases may be made on the open market or in privately negotiated transactions, subject to market conditions and trading restrictions. This authorization has no expiration and may be cancelled at any time.

OUTLOOK

“While we were disappointed with our overall sales volume during the quarter, we have been successful with delivering operating margin near our target of 5% as we carefully manage our mix of sales, expenses, and investment opportunities. We are optimistic that the economy, particularly in Europe, will show improvement in the coming months which will strengthen our sales early in FY 13. We are confident that the investments we have made in service will begin to drive incremental power grid tube sales as planned,” said Mr. Richardson.

“We expect that sales for EDG and Canvys for Fiscal 2012 should be in the range of $160 to $163 million, up 1% to 4% over Fiscal 2011. We remain confident that we will be able to achieve our 5% operating margin target by the end of the fiscal year,” concluded Mr. Richardson.

CASH DIVIDEND

The Company also announced today that its Board of Directors voted to declare a $0.05 dividend per share to all holders of common stock and a $0.045 cash dividend per share to all holders of Class B common stock. The dividend will be payable on May 29, 2012, to all common stockholders of record on May 16, 2012. The Company currently has 13,802,486 million outstanding shares of common stock and 2,939,961 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, April 12, 2012, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s third quarter results for fiscal 2012. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 888-339-2688 and enter passcode 96136069 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on April 12, 2012, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 90365880.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 22, 2011, and in the Company’s Proxy Statement on Schedule 14A filed on August 23, 2011. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the alternative energy, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Unaudited Consolidated Balance Sheets

(in thousands, except per share amounts)

	March 3, 2012	May 28, 2011
Assets
Current assets:
Cash and cash equivalents	$24,430	$170,975
Accounts receivable, less allowance of $584 and $438	22,937	22,374
Inventories	38,339	30,853
Prepaid expenses and other assets	1,229	5,768
Deferred income taxes	1,940	2,084
Income tax receivable	4,810	—
Investments—current	130,030	52,116
Discontinued operations—assets	626	4,018

Total current assets	224,341	288,188

Non-current assets:
Property, plant and equipment, net	4,491	5,216
Goodwill	1,761	—
Non-current deferred income taxes	1,829	3,994
Investments—non-current	14,765	16,656

Total non-current assets	22,846	25,866

Total assets	$247,187	$314,054

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$14,385	$17,814
Accrued liabilities	9,573	43,719
Discontinued operations—liabilities	113	15,897

Total current liabilities	24,071	77,430

Non-current liabilities:
Long-term income tax liabilities	8,618	12,568
Other non-current liabilities	1,200	387
Discontinued operations—non-current liabilities	1,233	1,622

Total non-current liabilities	11,051	14,577

Total liabilities	35,122	92,007

Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 13,953 shares at March 3, 2012, and 14,921 shares at May 28, 2011	698	746
Class B common stock, convertible, $0.05 par value; issued 2,940 shares at March 3, 2012, and 2,952 shares at May 28, 2011	147	147
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	98,849	112,179
Common stock in treasury, at cost, 11 shares at March 3, 2012, and 112 shares at May 28, 2011	(140)	(1,493)
Retained earnings	102,217	98,927
Accumulated other comprehensive income	10,294	11,541

Total stockholders’ equity	212,065	222,047

Total liabilities and stockholders’ equity	$247,187	$314,054

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Income

and Comprehensive Income

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	March 3, 2012	February 26, 2011	March 3, 2012	February 26, 2011
Statements of Income
Net sales	$38,330	$39,653	$118,979	$118,143
Cost of sales	27,033	28,096	83,290	83,400

Gross profit	11,297	11,557	35,689	34,743
Selling, general, and administrative expenses	9,457	10,733	30,202	32,476
Loss (gain) on disposal of assets	(3)	1	(73)	3

Operating income	1,843	823	5,560	2,264

Other (income) expense:
Interest expense	—	39	—	145
Investment/interest income	(357)	—	(1,003)	—
Foreign exchange (gain) loss	(19)	27	276	343
Loss on retirement of short-term debt	—	—	—	60
Other, net	(8)	4	(9)	(67)

Total other (income) expense	(384)	70	(736)	481

Income from continuing operations before income taxes	2,227	753	6,296	1,783
Income tax provision	636	523	2,047	933

Income from continuing operations	1,591	230	4,249	850
Income (loss) from discontinued operations, net of tax	(252)	7,987	1,551	23,202

Net income	$1,339	$8,217	$5,800	$24,052

Net income per Common share—Basic:
Income from continuing operations	$0.10	$0.01	$0.25	$0.05
Income (loss) from discontinued operations	(0.02)	0.45	0.09	1.32

Total net income per Common share—Basic:	$0.08	$0.46	$0.34	$1.37

Net income per Class B common share—Basic:
Income from continuing operations	$0.09	$0.01	$0.23	$0.04
Income (loss) from discontinued operations	(0.01)	0.40	0.08	1.19

Total net income per Class B common share—Basic:	$0.08	$0.41	$0.31	$1.23

Net income per Common share—Diluted:
Income from continuing operations	$0.09	$0.01	$0.25	$0.05
Income (loss) from discontinued operations	(0.01)	0.43	0.09	1.28

Total net income per Common share—Diluted:	$0.08	$0.44	$0.34	$1.33

Net income per Class B common share—Diluted:
Income from continuing operations	$0.09	$0.01	$0.23	$0.04
Income (loss) from discontinued operations	(0.01)	0.40	0.08	1.17

Total net income per Class B common share—Diluted:	$0.08	$0.41	$0.31	$1.21

Weighted average number of shares:
Common shares—Basic	13,988	15,086	14,134	14,846

Class B common shares—Basic	2,940	3,002	2,944	3,026

Common shares—Diluted	17,050	18,455	17,244	18,182

Class B common shares—Diluted	2,940	3,002	2,944	3,026

Dividends per common share	$0.05	$0.020	$0.150	$0.060

Dividends per Class B common share	$0.045	$0.018	$0.135	$0.054

Statements of Comprehensive Income
Net income	$1,339	$8,217	$5,800	$24,052
Foreign currency translation gain (loss)	(23)	1,852	(1,228)	6,291
Fair value adjustments on investments	32	32	(19)	61

Comprehensive income	$1,348	$10,101	$4,553	$30,404

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Nine Months Ended
	March 3, 2012	February 26, 2011	March 3, 2012	February 26, 2011
Operating activities:
Net income	$1,339	$8,217	$5,800	$24,052
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	256	283	820	1,668
Loss on retirement of short-term debt	—	—	—	60
Loss (gain) on sale of investments	10	(4)	11	(5)
Stock compensation expense	131	69	393	377
Current and non-current deferred income taxes	450	1,343	2,265	1,312
Accounts receivable	(690)	(8,676)	(754)	(19,888)
Income tax receivable	774	—	(4,810)	—
Inventories	(2,683)	(10,240)	(8,275)	(20,256)
Prepaid expenses and other assets	162	612	8,588	(1,092)
Accounts payable	(144)	2,062	(3,228)	8,713
Accrued liabilities	(6,664)	(1,253)	(49,530)	768
Long-term income tax liabilities	1,634	14	(5,381)	14
Other	(141)	(2,183)	1,537	(2,244)

Net cash used in operating activities	(5,566)	(9,756)	(52,564)	(6,521)

Investing activities:
Cash consideration paid for acquired business	—	—	(2,297)	—
Capital expenditures	(8)	(22)	(82)	(518)
Proceeds from time deposits/ CDs	54,182	—	123,119	—
Purchases of time deposits/ CDs	(47,439)	—	(199,156)	—
Proceeds from sales of available-for-sale securities	62	42	183	125
Purchases of available-for-sale securities	(62)	(42)	(183)	(125)
Other	(29)	(26)	38	(58)

Net cash provided by (used in) investing activities	6,706	(48)	(78,378)	(576)

Financing activities:
Proceeds from borrowings	—	72,200	—	181,800
Payments on debt	—	(68,200)	—	(159,800)
Payments on retirement of short-term debt	—	—	—	(19,517)
Repurchase of common stock	(1,196)	—	(13,084)	(162)
Proceeds from issuance of common stock	298	2,302	660	4,073
Cash dividends paid	(830)	(358)	(2,508)	(1,057)
Other	3	—	6	—

Net cash provided by (used in) financing activities	(1,725)	5,944	(14,926)	5,337

Effect of exchange rate changes on cash and cash equivalents	(167)	690	(677)	2,585

Increase (decrease) in cash and cash equivalents	(752)	(3,170)	(146,545)	825
Cash and cash equivalents at beginning of period	25,182	33,033	170,975	29,038

Cash and cash equivalents at end of period	$24,430	$29,863	$24,430	$29,863

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Third Quarter and First Nine Months of Fiscal 2012 and Fiscal 2011

(in thousands)

By Strategic Business Unit:

Net Sales	FY 2012	FY 2011	% Change
Third Quarter
EDG	$26,867	$28,002	(4.1%)
Canvys	11,463	11,651	(1.6%)

Total	$38,330	$39,653	(3.3%)

	FY 2012	FY 2011	% Change
First Nine Months
EDG	$85,618	$84,150	1.7%
Canvys	33,361	33,993	(1.9%)

Total	$118,979	$118,143	0.7%

		% of		% of
Gross Profit	FY 2012	Net Sales	FY 2011	Net Sales
Third Quarter
EDG	$8,085	30.1%	$8,412	30.0%
Canvys	3,212	28.0%	3,145	27.0%

Total	$11,297	29.5%	$11,557	29.1%

		% of		% of
	FY 2012	Net Sales	FY 2011	Net Sales
First Nine Months
EDG	$26,302	30.7%	$26,411	31.4%
Canvys	9,387	28.1%	8,332	24.5%

Total	$35,689	30.0%	$34,743	29.4%